Exhibit 99.1



         GIGAMEDIA REPORTS US$775 THOUSAND FIRST QUARTER 2004 NET LOSS


TAIPEI, Taiwan, May 25, 2004 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM, www.giga.net.tw), a diversified provider of broadband and entertainment services, today announced the Company's consolidated operating and financial results for the first quarter ended March 31, 2004. Consolidated results of GigaMedia are summarized below. All figures referred to in the text, tables and attachments to this release are unaudited.

------------------------------------------------------------------------------------------------------------------------
                                                 YEAR-OVER-YEAR                      QUARTER-OVER-QUARTER
(in millions of US dollars, except share         --------------            %         --------------------          %
figures)                                      1Q04            1Q03       CHANGE      1Q04            4Q03        CHANGE
------------------------------------------------------------------------------------------------------------------------
REVENUES
  Offline music distribution business            21.7            21.7        0          21.7            19.5        12
  Online broadband ISP business                   5.5             4.6       19           5.5             5.3         5
                                           ----------      ----------             ----------      ----------
  Total                                          27.3(2)         26.3        3          27.3(2)         24.7(2)     10
OPERATING INCOME (LOSS)
  Offline music distribution business            (0.4)           (0.9)     -54          (0.4)           (4.1)       NM(3)
  Online broadband ISP business                  (0.8)           (1.1)     -26          (0.8)           (3.2)       NM(3)
                                           ----------      ----------             ----------      ----------
  Total                                          (1.2)           (2.0)     -39          (1.2)           (7.3)       NM(3)
NET INCOME (LOSS)
  Offline music distribution business            (0.4)           (0.9)     -56          (0.4)           (4.6)       NM(3)
  Online broadband ISP business                  (0.6)           (0.9)     -41          (0.6)           (5.2)       NM(3)
                                           ----------      ----------             ----------      ----------
  Total(1)                                       (0.8)           (1.4)     -46          (0.8)           (8.0)       NM(3)
NET INCOME (LOSS) PER SHARE(1)                  (0.02)          (0.03)     -46         (0.02)          (0.16)       NM(3)
AVERAGE SHARES OUTSTANDING                 50,154,000      50,154,000        -    50,154,000      50,154,000         -
TOTAL CASH + SHORT-TERM INVESTMENTS              41.0(4)         57.0      -28          41.0(4)         64.3       -36
------------------------------------------------------------------------------------------------------------------------

(1) Net loss excludes amounts attributable to minority interests. GigaMedia's subsidiary G-Music Limited ("G-Music") conducts an offline music distribution business. Minority shareholders own a 41.4% equity interest in G-Music.
(2) Total presented may differ from the sum of the component amounts due to rounding.
(3) Not meaningful. Note that quarter-over-quarter comparisons of consolidated operating loss, consolidated net loss and net loss per share figures may not be meaningful due to revaluation and goodwill impairment charges incurred during the fourth quarter of 2003.
(4) Note that this excludes an additional US$6.5 million paid in connection with the acquisition of Grand Virtual subsequent to the balance sheet date hereof on April 1, 2004.

First quarter 2004 consolidated revenues, consolidated operating loss and consolidated net loss were US$27.3 million, US$1.2 million and US$775 thousand, respectively. This compares to first quarter 2003 consolidated revenues, consolidated operating loss and consolidated net loss of US$26.3 million, US$2.0 million and US$1.4 million, respectively, and to respective fourth quarter 2003 amounts of US$24.7 million, US$7.3 million and US$8.0 million.

Consolidated net loss excludes amounts attributable to minority interests; namely, the 41.4% minority interest in G-Music.

Year-over-year reductions in consolidated operating loss and consolidated net loss were primarily driven by the implementation of cost controls in both the offline music distribution business and the online broadband ISP business.

Balance Sheet

Cash and other cash equivalents at the end of the first quarter of 2004 totaled US$12.4 million, not including additional short-term investments totaling US$28.6 million, compared to US$35.3 million and US$29.0 million, respectively, at the end of the fourth quarter of 2003. The decline in cash and other cash equivalents at the end of the first quarter compared to the end of the fourth quarter of 2003 was primarily attributable to cash payments made totaling approximately US$26.0 million related to GigaMedia's all-cash acquisition of the software developer Grand Virtual valued at approximately US$32.5 million, to a limited extent offset by a partial redemption of GigaMedia's long-term investments and subsequent investment gain in March 2004 totaling approximately US$4.4 million.


BUSINESS SEGMENT RESULTS

OFFLINE MUSIC DISTRIBUTION BUSINESS

-----------------------------------------------------------------------------------------------
                               YEAR-OVER-YEAR                QUARTER-OVER-QUARTER
                               --------------       %        --------------------        %
(in millions of US dollars)    1Q04      1Q03     CHANGE     1Q04            4Q03      CHANGE
-----------------------------------------------------------------------------------------------
REVENUES                       21.7      21.7        0       21.7            19.5        12
OPERATING INCOME (LOSS         (0.4)     (0.9)     -54       (0.4)           (4.1)       NM(1)
NET INCOME (LOSS)              (0.4)     (0.9)     -56       (0.4)           (4.6)       NM(1)
-----------------------------------------------------------------------------------------------

(1) Not meaningful, as a result of the revaluation and goodwill impairment charges discussed above.

First quarter 2004 total revenues, operating loss and net loss were US$21.7 million, US$425 thousand and US$374 thousand, respectively. This compares to first quarter 2003 total revenues, operating loss and net loss of US$21.7 million, US$916 thousand and US$858 thousand, respectively, and to respective fourth quarter 2003 amounts of US$19.5 million, US$4.1 million and US$4.6 million.

ONLINE BROADBAND ISP BUSINESS

-----------------------------------------------------------------------------------------------
                               YEAR-OVER-YEAR                QUARTER-OVER-QUARTER
                               --------------       %        --------------------        %
(in millions of US dollars)    1Q04      1Q03     CHANGE     1Q04            4Q03      CHANGE
-----------------------------------------------------------------------------------------------
REVENUES                        5.5       4.6       19        5.5             5.3         5
OPERATING INCOME (LOSS)        (0.8)     (1.1)     -26       (0.8)           (3.2)       NM(1)
NET INCOME (LOSS)              (0.6)     (0.9)     -41       (0.6)           (5.2)       NM(1)
-----------------------------------------------------------------------------------------------

(1) Not meaningful, as a result of the revaluation and goodwill impairment charges discussed above.

First quarter 2004 total revenues, operating loss and net loss were US$5.5 million, US$824 thousand and US$556 thousand, respectively. This compares to first quarter 2003 total revenues, operating loss and net loss of US$4.6 million, US$1.1 million and US$943 thousand, respectively, and to respective fourth quarter 2003 amounts of US$5.3 million, US$3.2 million and US$5.2 million.

Subscribers during the quarter ended March 31, 2004 were flat compared to the fourth quarter of 2003 at approximately 104,000, with average monthly revenue per subscriber ("ARPU") down 3% compared to the fourth quarter of 2003 at approximately US$12.30 per month. In order to offset price drops and achieve revenue growth, the Company is focused on migrating users to higher specification products and phasing out one-way cable modem service.


BUSINESS OUTLOOK

The following forward-looking statements reflect GigaMedia's expectations as of May 24, 2004. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, fluctuations in Taiwan's recorded music market and various other risk factors, including those discussed in our 2002 Annual Report or 20-F/A filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

GigaMedia is providing the following outlook for the second quarter of 2004:

     o GigaMedia expects continued weakness in the music distribution market. For the second quarter of 2004, total revenues in this business segment are expected to be flat compared to the first quarter of 2004, with operating loss flat to slightly improved.

     o GigaMedia expects continued strong price competition in the broadband ISP market. For the second quarter of 2004, total revenues and costs and expenses in this business segment are expected to increase slightly compared to the first quarter of 2004, with flat to slightly improved subscriber numbers.

     o GigaMedia expects its newly acquired subsidiary Grand Virtual to make a contribution to operating results in the second quarter of 2004.


ABOUT GIGAMEDIA

GigaMedia Limited is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company's online/offline business model provides the Company multiple distribution channels and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-Music. Online, the Company operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia also provides broadband services to corporate subscribers in Taiwan through its subsidiary Koos Broadband Telecom Limited. Through GigaMedia's subsidiary Grand Virtual, based in Cambridge, Massachusetts, the Company develops software for online entertainment services, including online gaming and social networking. Note that GigaMedia began to consolidate results of Grand Virtual in April 2004 and that management expects to provide results of Grand Virtual in the Company's second quarter 2004 results. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F/A filed with the United States Securities and Exchange Commission in August 2003.


Contact:

GigaMedia Limited
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 8770-7966 ext. 1107 brad.miller@gigamedia.com.tw

                                      # # #

                               (Tables to follow)
================================================================================

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                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                                                                       Three months ended
                                                             3/31/2004      3/31/2003     12/31/2004
                                                            ----------------------------------------
                                                                USD           USD             USD
                                                            ----------------------------------------
                                                                 33.38          34.69          33.99
                                                            ----------------------------------------
Operating revenues
  Access revenues                                            5,361,538      4,432,050      5,039,954
  Sales/Rental/Installation                                 21,325,007     21,288,283     19,082,819
  Advertising revenues                                         482,932        438,523        468,901
  Subscription revenues                                         66,807        119,681         74,729
  Other revenues                                                18,253         71,363         31,947
                                                            ----------     ----------     ----------
  Total operating revenues                                  27,254,538     26,349,899     24,698,350
                                                            ----------     ----------     ----------
Costs and expenses
  Operating cost                                             3,463,853      3,828,752      8,273,318
  Cost of sales/rental/installation                         18,336,300     19,042,846     16,388,116
  Product development & engineering expenses                   303,702        311,245        330,775
  Selling and marketing expenses                             3,914,314      3,727,039      3,611,477
  General and administrative expenses                        2,477,919      1,459,319      2,508,380
  Bad debt expenses                                                  0          8,735        146,064
  Impairment loss on goodwill                                        0              0        746,962
                                                            ----------     ----------     ----------
  Total costs and expenses                                  28,496,088     28,377,937     32,005,094
                                                            ----------     ----------     ----------
Gain(Loss) from Operations.                                 (1,241,550)    (2,028,037)    (7,306,744)
                                                            ----------     ----------     ----------
Non-operating income (expense)
  Interest income                                               57,049        106,399        101,250
  Foreign exchange gain(loss)-net                             (621,210)        (5,563)        61,362
  Investment income                                            708,761        120,602     (1,589,959)
  Gain (loss) on disposal of property, plant & equipment          (575)        (1,113)      (772,776)
  Interest income (expense)                                        (72)       (34,700)          (117)
  Other non-operating income (expense)                         164,774         41,933       (227,585)
  Non-operating income (expense)                               308,726        227,558     (2,427,825)
  Income tax expense                                                 0              0        141,994
  Minority interest income (loss)                             (157,717)      (355,089)    (1,925,897)
                                                            ----------     ----------     ----------
Net Income (Loss)                                             (775,107)    (1,445,391)    (7,950,666)
                                                            ----------     ----------     ----------
Net loss per common share                                        (0.02)         (0.03)         (0.16)
                                                            ----------     ----------     ----------
Average shares outstanding                                  50,154,000     50,154,000     50,154,000

                                GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)

                                                           Three months ended
                                                3/31/2004       3/31/2003       12/31/2004
                                               -------------------------------------------
                                                   USD             USD             USD
                                               -------------------------------------------
                                                    33.025          34.745           33.97
                                               -------------------------------------------
Assets
Current assets
    Cash and cash equivalents                   12,422,287      32,773,564      35,293,911
    Short-term investments                      28,626,613      24,258,629      28,956,284
    Accounts receivable                          5,421,321       4,333,443       4,093,324
    Receivables from related parties                     0               0         230,805
    Inventories-net                              6,163,754       8,840,156       4,803,809
    Prepaid expenses                             4,106,200         631,740       1,367,646
    Restricted cash                              1,348,788       1,810,932       1,925,494
    Note receivable from officer                   172,506         533,429         372,390
    Other current assets                         1,670,495       2,602,433         665,438
                                               -----------     -----------     -----------
  Total Current Assets                          59,931,964      75,784,326      77,709,102
                                               -----------     -----------     -----------
Investment
Total investment                                37,180,454      16,767,182      15,259,979
Property, plant & equipment - net               15,210,658      20,405,210      15,636,009
Goodwill                                                 0         730,731               0
Intangible assets - net                          6,138,570       6,739,237       6,199,099
Total other assets                               4,771,214       4,843,581       4,988,020
                                               -----------     -----------     -----------
Total assets                                   123,232,861     125,270,267     119,792,210
                                               -----------     -----------     -----------
Liabilities & shareholders' equity
    Short-term loans                                     0               0               0
    Notes and accounts payable                  18,546,566      13,275,604      16,787,852
    Payable to related parties                           0               0         407,215
    Accrued compensation                         1,081,550         577,564       1,418,214
    Accrued expenses                             3,939,524       1,518,979       3,255,365
    Other current liabilities                    3,313,940       1,180,042       2,241,968
                                               -----------     -----------     -----------
    Total current liabilities                   26,881,580      16,552,189      24,110,616
                                               -----------     -----------     -----------
    Total other liabilities                      1,979,445       1,485,801       1,797,598
Total liabilities                               28,861,025      18,037,990      25,908,214
Minority interests                               3,221,304       6,183,979       3,521,367
Total shareholders' equity                      91,150,532     101,048,299      90,362,630
                                               -----------     -----------     -----------
Total liabilities and shareholders' equity     123,232,861     125,270,267     119,792,210
                                               -----------     -----------     -----------